Exhibit 99.1

Adagene Announces Appointment of Interim Chief Medical Officer and New Members of Scientific

and Strategic Advisory Board

- Global immuno-oncology experts bring decades of experience to advance company’s transformative research and development pipeline -

SAN FRANCISCO, Calif. and SUZHOU, China, August 12, 2021 – Adagene Inc. (“Adagene” or the “Company”) (Nasdaq: ADAG), a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based immunotherapies, today announced appointment of an interim Chief Medical Officer and new members of its Scientific and Strategic Advisory Board (the “SAB”). The appointments include pioneers in the immuno-oncology field: Steven Fischkoff, M.D., Stanley Frankel, M.D., FACP and Robert Spiegel, M.D., FACP.

“We are honored to have such a prestigious group with deep therapeutics development experience to join our efforts in bringing transformative new cancer therapeutics to patients worldwide,” said Peter Luo, Ph.D., Co-Founder, Chief Executive Officer and Chairman of the Board of Adagene. “This team has spearheaded some of the original immunotherapies, and their strategic vision adds tremendous value to Adagene as we design global development programs to maximize the potential of our robust pipeline. We are fortunate to work with these talented individuals in leveraging our innovative antibody-based technology platforms to usher in the next generation of immuno-oncology treatments.”

The new appointments include:

•	Steven Fischkoff, M.D. - Dr. Fischkoff serves as the interim Chief Medical Officer of Adagene and is a member of the company’s SAB. He is a board-certified medical oncologist who has been active in the pharmaceutical industry for approximately 30 years. Previously, while at Medarex, Dr. Fischkoff led the clinical development of Yervoy® (ipilumumab), the first checkpoint inhibitor and the only anti-CTLA-4 product approved by the U.S. Food and Drug Administration (“FDA”). He also led development of Humira® (adalimumab), the world’s top selling pharmaceutical product, from first-in-man through submission and approval in the U.S. and the EU at Knoll Pharmaceuticals and Abbott Laboratories.

•	Stanley Frankel, M.D., FACP - Dr. Frankel joins the SAB as a hematologist-oncologist with over 20 years of industry experience, including the research, clinical development, and commercialization of immuno-oncology and cellular therapies. He served as Corporate Vice-President Immuno-Oncology at Celgene where he oversaw the clinical development collaborations for the Medimmune/AstraZeneca alliance for durvalumab, and Celgene’s alliances with BeiGene for tislelizumab and with Juno Therapeutics to develop cell-based therapies. He served as Senior Vice-President, Global Drug Development for Cell Therapy at BMS following the acquisition of Celgene to oversee the filing and development of Breyanzi® (lisocabtagene maraleucel) and Abecma® (idecabtagene vicleucel). Previously, he oversaw T-cell engager bispecific antibody development as Vice President, Clinical Development at Micromet including development of Blincyto® (blinatumomab). He is Chief Medical Officer at Cytovia Therapeutics and is a Non-Executive Director at Precision Biosciences. He serves on the Scientific Advisory Board at Sutro Biopharma, Immunai, and Minerva Biotechnologies. Dr. Frankel is also an Adjunct Associate Professor of Medicine at the Vagelos College of Physicians and Surgeons at Columbia University, New York.

•	Robert Spiegel, M.D., FACP – Dr. Spiegel joins the SAB with over 30 years of extensive R&D and operational experience in biopharmaceuticals and as an advisor to venture capital and private equity firms. Following a fellowship at the National Institutes of Health in medical oncology, Dr. Spiegel was the Director of Translational Medicine at NYU Cancer Center and then spent over 25 years at Schering-Plough (now Merck & Co.) where he joined as the first Director for Oncology Clinical Research, and subsequently held a series of senior executive positions, including Chief Medical Officer. He led the development of Temodar® (temozolomide) and Remicade® (infliximab) and was involved with approval of over 30 New Drug Applications by the FDA. Dr. Spiegel has been a consultant to the biotech industry and has served on the scientific advisory board and board of directors of multiple biotech companies.

Adagene’s SAB is comprised of leaders who have played a key role in the field of immuno-oncology. The SAB will work cohesively with management and other key advisors to provide strategic input as the company pursues global clinical development of its transformative, expanding pipeline.

For more information about members of the scientific advisory board, visit: https://www.adagene.com/about/key-advisors/

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary DPL platform, composed of NEObody, SAFEbody™, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of federal securities laws, including statements regarding business plans, which involve risks and uncertainties that could cause the actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Internal Contact:

Ami Knoefler
Adagene

650-739-9952
ir@adagene.com

External Contact:

Bruce Mackle
LifeSci Advisors
646-889-1200
bmackle@lifesciadvisors.com

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